SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                        18 July, 2005

                                 SkyePharma PLC

                        ANNUAL GENERAL MEETING STATEMENT

LONDON, UK, 18 July 2005 - The Annual General Meeting of SkyePharma PLC (LSE:
SKP; NASDAQ: SKYE) was held in London today. All resolutions were passed.

Mr Torao Yamamoto, who has now resigned as a Director, was thanked for his contribution.

Non-Executive Chairman Ian Gowrie-Smith made the following comments to shareholders:

"In the past few months we have been able to report no less than eight significant events.

"I am pleased to report that our partner First Horizon has launched Triglide™
on the US market. We and First Horizon believe that Triglide™ will have an important role in this multibillion dollar market. Lipid disorders are very common and their association with heart disease is well known. However, even those patients who are treated rarely achieve target goals and so there is ample room for an effective and easy-to-use treatment such as Triglide™. We look forward to Triglide™ becoming one of our most important sources of royalty income.

"In April, we announced a new agreement with GlaxoSmithKline for Paxil CR™.
We resolved our differences over the royalty rate we receive with an increase from 3% to 4%, backdated to 2003. Furthermore GlaxoSmithKline generously agreed to maintain our royalty payments even while Paxil CR™ was temporarily off the market because of a manufacturing issue at GlaxoSmithKline's plant in Puerto
Rico. Such a move pays tribute to the strength of our relationship with our partner for this and other products. I am happy to report that Paxil CR™
returned to the US market at the end of June and the early prescription data makes us confident that sales can be rebuilt.

"Shareholders will be aware that we have been in negotiations with various potential partners to out-license our pulmonary package. We were pleased to announce in April that we had negotiated Heads of Terms with a major global pharmaceutical company for Flutiform™. This combination treatment for asthma and COPD is likely to be by far the most important product in the pulmonary package with the potential to deliver very significant value to our shareholders. This is reflected in the negotiated terms, which involve double digit royalties and up to $160 million in milestone payments and recovery of clinical development costs from the beginning of this year. This agreement, which is currently for the US market only, is subject to final contract. The announcement of this agreement in April has attracted additional interest in this product.

"DepoDur™ is our novel treatment for the relief of pain after surgery. The product was approved by the FDA last year and launched in the US in December by our partner Endo. A hospital product such as DepoDur™ takes time to become established in clinical use and to pass the procedure for acceptance on hospital formularies. Therefore although sales in the first quarter of 2005 were only a few million dollars, we remain confident in the commercial potential of DepoDur.

"In November 2003, the Company submitted the DepoDur™ marketing approval application to the UK Medicines and Healthcare Products Approval Agency. We have recently been informed by the Committee on Safety of Medicines ("CSM") that it will recommend approval for DepoDur™, subject to certain conditions being satisfied (these conditions do not include further clinical trials), leading to marketing authorization in the United Kingdom. The Company is in discussions with the CSM in respect of these conditions and how they will be satisfied.
Assuming the receipt of final approval, the UK approval will be used as the basis for seeking approval throughout the European Union using the EU's Mutual
Recognition procedure.

"DepoBupivacaine™ is another product for the relief of post-operative pain but this time for use primarily after out-patient (or "ambulatory") surgery, now the most common type of surgical procedure. We have now licensed
DepoBupivacaine™ to Mundipharma in Europe. Mundipharma is a private company whose name may be relatively unfamiliar but it is a hospital specialist and is already doing an excellent job with DepoCyte®. In the US we will commence licensing negotiations once we have the results of our Phase II trial in the autumn.

"Finally our partner Novartis has recently obtained approval for Foradil®
Certihaler® in Germany. Although this product is now approved in 13 markets,
Germany is the first major market and we are now supplying product to Novartis for the launch. Foradil® Certihaler® has "approvable" status in the US and
Novartis is working with the FDA to resolve the outstanding issues. Our dry-powder inhaler and formulation technologies used in Foradil®
Certihaler® are also being used by Novartis in a second collaboration for QAB
149 (indacaterol), an even longer-acting bronchodilator that we believe will be an important component of the next generation of asthma treatments."

For further information please contact:

SkyePharma PLC                                             +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications          +44 207 491 5124
Sandra Haughton, US Investor Relations                     +1 212 753 5780
Buchanan Communications                                    +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

Notes for editors:

About SkyePharma

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities
Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to
SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to
SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   July 18, 2005